December 2, 2004


Via US Mail and Facsimile

Paul M. Drewek
Chief Financial Officer
1180 American Drive
Neenah, Wisconsin 54956

Re:	Outlook Group Corp.
	Form 10-K for the year ended May 31, 2004
Form 10-Q for the quarter ended August 28, 2004
	Commission file #: 000-18815

Dear Mr. Drewek:

We have reviewed your November 30, 2004 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 31, 2004

Consolidated Statements of Operations

1. We note your response to our prior comment number 13. However, we continue to believe that your consolidated statement of operations should be revised in future filings to separately disclose revenue associated with services and with the sale of products. Although your response indicates that all of your operations consist of producing tangible products upon which certain services are performed, we do not understand how contracts under which you provide supply chain management and similar services (as discussed on page 1 of your Form 10-K), result in the production of tangible products. If you continue to believe segregation of product and service revenues and related costs in your consolidated statements of income is not required pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X, please explain in further detail your basis for this conclusion.


Additionally, as requested in our prior comment, please revise the notes to your financial statements in future filings to disclose revenues for each product or service you provide or each group of similar products or services. If you believe that all of your products and services are similar, please explain in detail your basis for this conclusion. Refer to the requirements of paragraph 37 of SFAS No.131. We may have further comment upon receipt of your response.

Revenue Recognition

2. We note from your response to our prior comment number 18 that your revenues include certain guaranteed revenues from rebates and performance bonuses that are recognized "as earned" throughout the year. Please explain in further detail the nature and terms of the rebates and performance bonuses that are included in your revenues and explain in further detail how these rebates and bonuses are recognized or "earned". Your response should also explain why you believe the treatment used for these items is appropriate.

Intangible Assets

3. We note your response to our prior comment number 20. Please confirm that you will revise future filings to include a discussion regarding the facts and circumstances that resulted in the recognition of impairment charges associated with technology and a customer list during the year ended May 31, 2003. Your revised disclosures should be provided in a level of detail similar to that included in your response to our prior comment.

Note L. Sale of Paragon Direct

4. We have reviewed your response to our prior comment number 29 but do not believe that your response adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and revise the notes to your financial statements to explain in further detail the amounts and period over which the Company may be required to make payments to A.B. Data if Paragon sales are below specified levels in the future. Your response indicated only the "OGC will make limited payments to Buyer if Paragon`s continuing sales are below specified amounts in the future" and does not adequately quantify the amounts that may be payable or the future periods over which these amounts may be paid. Additionally, your response indicates that the contingency associated with this arrangement "will be accounted for in a manner similar to an earnings contingency - that is, when the contingency is resolved" but does not explain why you believe this treatment is appropriate, since this matter appears to be a loss rather than a gain contingency. Please explain why you believe it is appropriate to account for this contingency when resolved rather than when the amounts are "probable and estimatable" as required by paragraph 8 of SFAS No.5. Additionally, explain how any amounts payable will be classified in your financial statements. We may have further comment upon receipt of your response.

5. We note your response to prior comment number 32. Please clarify what you mean by the statement indicating "Due to OGC`s practice of recording any discounts taken prior to the closing of the quarter for accounting purposes, cash discounts have not historically affected quarter-end receivables or the accuracy of quarter-end sales." As your response appears to indicate that you are not recognizing estimated sales discounts at the time that the related sales transactions are made, but are recognizing the discount when taken, which may be in a different quarterly period than the related sale, please explain in further detail why you believe the treatment used is not impacting your quarterly sales.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
Outlook Group Corp.
December 2, 2004
Page 1